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                        SECURITIES AND EXHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13G/a
                                 (RULE 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               MHM SERVICES, INC.
                               ------------------
                                (NAME OF ISSUER)

                      COMMON STOCK PAR VALUE $.01 PER SHARE
-----------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   587154-105
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                                 (CUSIP NUMBER)



















                        (CONTINUED ON FOLLOWING PAGE(s))

                                PAGE 1 OF 4 PAGES


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CUSIP NO. 587154-105                  13G/a                    PAGE 2 OF 4 PAGES
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

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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Michael S. Pinkert

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                            (a)[ ]
                                                                            (b)[ ]
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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

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                     5.  SOLE VOTING POWER
                         10,886
     NUMBER OF
      SHARES         -------------------------------------------------------------------------
   BENEFICIALLY      6.  SHARED VOTING POWER
     OWNED BY            407
       EACH
     REPORTING       -------------------------------------------------------------------------
      PERSON         7.  SOLE DISPOSITIVE POWER
       WITH              10,886

                     -------------------------------------------------------------------------
                     8.  SHARED DISPOSITIVE POWER
                         407

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9.    AGGREGRATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSONS
      11,293

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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN HOW (9) EXCLUDES CERTAIN SHARES

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11.   PERCENT OF CLASSS REPRESENTED BY AMOUNT IN ROW 9
      34.0%                                                                          [ ]
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12.   TYPE OF REPORTING PERSON
      IN







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CUSIP NO. 587154-105                13G/a                      PAGE 3 OF 4 PAGES
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ITEM 1
        ITEM 1(a):  NAME OF ISSUER:
                          MHM Services, Inc.

        ITEM 1(b):  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                       8605 Westwood Center Drive, Suite 400, Vienna, VA  22182

ITEM 2
        ITEM 2(a):  NAME OF PERSON FILING:
                          Michael S. Pinkert

        ITEM 2(b):  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                       8605 Westwood Center Drive, Suite 400, Vienna, VA  22182

        ITEM 2(c):  CITIZENSHIP:
                       United States

        ITEM 2(d):  TITLE OF CLASS OF SECURITIES:
                       Common Stock, par value $.01 per share

        ITEM 2(e):  CUSIP NUMBER:
                       587154-105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:
                  Not Applicable

ITEM 4.           OWNERSHIP:
                  (a)      AMOUNT BENEFICIALLY OWNED:
                           11,293(1) (2)

                  (b)      PERCENT OF CLASS:
                           34.0%

                  (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                           (i)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE:
                                    10,886(1)

                           (ii)     SHARED POWER TO VOTE OR DIRECT THE VOTE:
                                    407(2)

                           (iii)    SOLE POWER TO DISPOSE OR DIRECT THE
                                    DISPOSITION OF:
                                    10,886(1)



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CUSIP NO. 587154-105                     13G/a                 PAGE 4 OF 4 PAGES
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                           (iv)     SHARED POWER TO DISPOSE OR TO DIRECT THE
                                    DISPOSITION OF:
                                    407(2)

(1)Includes 9,430 shares of Common Stock and options and warrants exercisable within the next 60 days to acquire 1,456 shares of Common Stock.
(2)Includes 345 shares of Common Stock held by Mr. Pinkert's children and 62 shares of Common Stock held in the Company's 401 (k) plan.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                  Not Applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.
                  Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED
                  ON BY THE PARENT HOLDING COMPANY.
                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
                  Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.
                  Not Applicable.

ITEM 10.          CERTIFICATION.
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


                                          /s/ MICHAEL S. PINKERT
                                          -----------------------------
DATE:    FEBRUARY 6, 2001                 MICHAEL S. PINKERT, PRESIDENT AND
                                          CHIEF EXECUTIVE OFFICER